UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934


                        PICK-UPS PLUS, INC.
 ---------------------------------------------------------------------
                         (Name of Issuer)


                Common Stock, par value $.001 per share
 ---------------------------------------------------------------------
                   (Title of Class of Securities)


                               719574 10 5
           --------------------------------------------------
                             (CUSIP Number)


                          Mr. John Fitzgerald
                          Pick-Ups Plus, Inc.
                         5181 Natorp Boulevard
                           Mason, Ohio 45040
                            (513) 398-4344

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           October 27, 2000
      ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.: 719574 10 5

------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Robert Horn
------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]
------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------
7     SOLE VOTING POWER

      NUMBER OF SHARES         500,000
------------------------------------------------------------------------
8     SHARED VOTING POWER

------------------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,000 shares of common stock

------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [  ]

------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.56%
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Pick-Ups Plus, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5181 Natorp Boulevard, Mason, Ohio 45040.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Mr. Robert Horn, an individual (the "Reporting Person"). The Reporting Person's principal occupation is that of a corporate financial consultant for ebaseOne Corporation, a publicly traded company whose ticker symbol is "EBAS". The Reporting Person's business address is 3523 Timothy Lane, Richmond, Texas 77469.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 23, 2000, the Issuer entered into a business services contract with the Reporting Person for general corporate consulting services which may include, but not be limited to: assistance in the preparation and organization of corporate and financial due diligence material, assistance in the review and evaluation of potential merger candidates, assistance in negotiating the terms of a merger or reorganization, assistance in evaluating and analyzing the Company's specific industry and its competitors, assistance with corresponding with the Company's accountants and auditors, and assistance concerning strategic planning regarding business matters and financial forecasts and projections. The Issuer, pursuant to the business services contract attached as Exhibit A hereto, granted the Reporting Person a warrant to purchase 500,000 shares of the Issuer's common stock at a purchase price of $.15 per share. On October 30, 2000, the Reporting Person exercised his compensation warrant to purchase 500,000 shares of the Issuer's common stock and simultaneously forwarded payment of $75,000 representing the warrant exercise price.
                                ---------

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ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed in paragraphs (a) though (j) of
Item 4 (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 500,000 shares of Issuer Common Stock, representing approximately 5.56% of the 8,986,766 shares of Issuer Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


On October 23, 2000, the Issuer entered into a business services contract with the Reporting Person for general corporate consulting services which may include, but not be limited to: assistance in the preparation and organization of corporate and financial due diligence material, assistance in the review and evaluation of potential merger candidates, assistance in negotiating the terms of a merger or reorganization, assistance in evaluating and analyzing the Company's specific industry and its competitors, assistance with corresponding with the Company's accountants and auditors, and assistance concerning strategic planning regarding business matters and financial forecasts and projections. The Issuer, pursuant to the business services contract attached as Exhibit A hereto, granted the Reporting Person a warrant to purchase 500,000 shares of the Issuer's common stock at a purchase price of $.15 per share. On October 30, 2000, the Reporting Person exercised his compensation warrant to purchase 500,000 shares of the Issuer's common stock and simultaneously forwarded payment of $75,000 representing the warrant exercise price.

There are no other contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Business services contract between the Issuer and the Reporting Person, dated October 23, 2000.


                                 Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 3, 2000                  /s/ Robert Horn
                                  -------------------
                                  Name:  Robert Horn

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                                 EXHIBIT A


      This consulting services agreement ("Consulting Agreement") is made as of this 23th day of October, 2000, by and between Robert Horn ("Horn"), 22410 Crescent Cove Court, Katy, Texas 77494, and PICK-UPS PLUS, INC., 5181 Natorp Boulevard, Mason, Ohio, 45040, (referred to herein as the "Company"), with Horn and Company collectively sometimes herein referred to as the "Parties". The Parties hereto, for ten (10) dollars and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, hereby agree as follows:

      WHEREAS, the Company (a Delaware corporation) is a fully reporting company whose securities are traded on the Over-the-Counter Bulletin Board under the ticker symbol "PUPS"; and

      WHEREAS, Horn is in the business of consulting with private and public companies regarding issues of business development, management reorganization, financial forecasts and projections, and merger and acquisition strategies; and

      WHEREAS, the Company wishes to retain Horn as a non-exclusive corporate consultant; and

      IT IS, THEREFORE agreed that:

1. Services. The Company shall retain Horn to provide general corporate consulting services which may include, but not be limited to: assistance in the preparation and organization of corporate and financial due diligence material, assistance in the review and evaluation of potential merger candidates, assistance in negotiating the terms of a merger or reorganization, assistance in evaluating and analyzing the Company's specific industry and its competitors, assistance with corresponding with the Company's accountants and auditors, and assistance concerning strategic planning regarding business matters and financial forecasts and projections. Horn shall agree to make available qualified personnel for the foregoing purposes and devote such business time and attention thereto as it shall determine is required.

     The Company understands that any and all suggestions, opinions or advice given to the Company by Horn are advisory only and the ultimate responsibility, liability and decision regarding any action(s) taken or decisions made lies solely with the Company and not with Horn.

2. Term. The term of this Consulting Agreement shall be for a period of one year from the date hereof (the "Term").

3. Compensation. As compensation for entering into this Consulting Agreement and for services rendered over the Term, Horn shall be granted a warrant (the "Warrant") to purchase 500,000 shares of the Company's common stock, par value $.001 per share, at a purchase price of $.15 per share. The Warrant may be exercised in whole or in part, for a period of ten years from the date of signing the Warrant which shall be in the exact form as attached hereto. The Warrant, pursuant to the consent of the Company's Board of Directors, shall be granted in the name of Robert Horn. The Company hereby agrees to register the shares of common stock underlying the above referenced Warrant on a Form S-8 registration statement.



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

4. Arbitration. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this Consulting Agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of Ohio. The parties hereby irrevocably consent to the jurisdiction of the American Arbitration Association and the situs of the arbitration (and of any action for injunctive or other equitable relief) within the State of Ohio. Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards. The law applicable to the arbitration and this Consulting Agreement shall be that of the State of Ohio, determined without regard to its provisions which would otherwise apply to a question of conflict of laws.

5.  Miscellaneous.

5.1  Assignment. This Agreement is not transferable or assignable.

5.2 Execution and Delivery of Agreement. Each of the parties shall be entitled to rely on delivery by fax transmission of an executed copy of this agreement by the other party, and acceptance of such fax copies shall create a valid and binding agreement between the parties.

5.3 Titles. The titles of the sections and subsections of this agreement are for the convenience of reference only and are not to be considered in construing this agreement.

5.4 Severability. The invalidity or unenforceability of any particular provision of this agreement shall not affect or limit the validity or enforceability of the remaining provisions of this agreement.

5.5 Entire Agreement. This agreement constitutes the entire agreement and understanding between the parties with respect to the subject matters herein and supersedes and replaces any prior agreements and understandings, whether oral or written, between them with respect to such matters.

5.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.


IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above mentioned.


                                       PICK-UPS PLUS, INC.
                                       By:  /s/ John Fitzgerald
                                       ------------------------
                                       John Fitzgerald, CEO

AGREED AND ACCEPTED
By: /s/ Robert Horn
--------------------
Robert Horn
22410 Crescent Cove Court
Katy, Texas 77494


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